January 3, 2006

Mr. Jia Ji Shang, Chairman
China Continental, Inc.
2407 China Resources Building
26 Harbour Road
Wanchai, Hong Kong

	RE:  	China Continental, Inc.
		Form 8-K Item 4.01
		Filed December 28, 2005
		File # 000-29806

Dear Mr. Shang:

      We have reviewed your filing and have the following comments.
If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure that Thomas Leger & Co. informed the Company of its resignation on December 19, 2005. However, in the letter that Thomas Leger & Co. provided to the Securities and Exchange Commission, it states that the Company was notified on December 16, 2005. Please explain this discrepancy. In addition, we note that the date of the report on the first page of your Form is blank. Please amend to include the proper date of this event.

2. Amend your Form to indicate whether the board of directors recommended or approved the decision to change accountants.
Refer
to Item 304(a)(1)(iii) of Regulation S-K.

3. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant`s reports on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing to address the audit reports for years ended December 31, 2002 and 2001.

4. The disclosure of dismissal of Leger in the third paragraph of your Form is inconsistent with your disclosure that Leger resigned as your independent accountants in the first paragraph of your Form. Please amend your Form for consistency.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.


*  *  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3739.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. Jia Ji Shang
China Continental, Inc.
January 3, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE